UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mitel Networks Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

N/A

(CUSIP Number)

Francisco Partners Parallel Fund II, L.P.

One Letterman Drive

Building C, Suite 410

San Francisco, California 94129

Attention: Benjamin Ball and Elza Gabriela K. Lichvarova

Telephone: (415) 418-2900

with a copy to:

Michael J. Kennedy, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, California 94111

Telephone: (415) 984-8700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. N/A	Page 2 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arsenal Holdco I, S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 219,835,014*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

*	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.
**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†

This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,355 Common Shares of Mitel Networks, which is the sum of (a) 213,272,341 Common Shares outstanding (as of September 28, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 3 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arsenal Holdco II, S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 219,835,014*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

*

Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†

This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,355 Common Shares of Mitel Networks, which is the sum of (a) 213,272,341 Common Shares outstanding (as of September 28, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 4 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 219,835,014*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

*	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.
**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,355 Common Shares of Mitel Networks, which is the sum of (a) 213,272,341 Common Shares outstanding (as of September 28, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 5 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 219,835,014*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

*

Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†

This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,355 Common Shares of Mitel Networks, which is the sum of (a) 213,272,341 Common Shares outstanding (as of September 28, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 6 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II Management (Cayman) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 219,835,014*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

*

Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†

This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,355 Common Shares of Mitel Networks, which is the sum of (a) 213,272,341 Common Shares outstanding (as of September 28, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 7 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners Parallel Fund II, L.P. 20-4495943
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 219,835,014*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

*

Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†

This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,355 Common Shares of Mitel Networks, which is the sum of (a) 213,272,341 Common Shares outstanding (as of September 28, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 8 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II, L.P. 20-2134312
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 219,835,014*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

*

Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†

This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,355 Common Shares of Mitel Networks, which is the sum of (a) 213,272,341 Common Shares outstanding (as of September 28, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 9 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II Management LLC 20-3134326
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 219,835,014*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

*

Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†

This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,355 Common Shares of Mitel Networks, which is the sum of (a) 213,272,341 Common Shares outstanding (as of September 28, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

This Amendment No. 1 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Arsenal Holdco I, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal I”), (2) Arsenal Holdco II, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal II”), (3) Francisco Partners II (Cayman), L.P., a Cayman exempted limited partnership (“FP II Cayman”), (4) Francisco Partners GP II (Cayman), L.P., a Cayman exempted limited partnership (“FP GP II Cayman”), (5) Francisco Partners GP II Management (Cayman) Limited, a Cayman exempted company (“FP Management Cayman”), (6) Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“FP Parallel Fund”), (7) Francisco Partners GP II, L.P., a Delaware limited partnership (“FP GP II”), and (8) Francisco Partners GP II Management, LLC, a Delaware limited liability company (“FP Management”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The following disclosure assumes there are 213,272,341 Common Shares outstanding, which the Company represented in the Notice of Annual Meeting filed as Exhibit 99.1 to Form 6-K filed on October 11, 2007 to be the number of Common Shares outstanding as of September 28, 2007. All calculations of beneficial ownership and of the number of shares issuable upon the conversion or exercise of any securities are made as of October 18, 2007.

As of the date hereof, Arsenal I is deemed to beneficially own an aggregate of 130,768,583 Common Shares issuable upon conversion of 156,497 shares of Class 1 Preferred and exercise of a warrant to purchase, at an exercise price of $1.32 per Common Share, up to 11,858,926 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 33% of the outstanding Common Shares. As of the date hereof, Arsenal II is deemed to beneficially own an aggregate of 52,851,607 Common Shares issuable upon conversion of 63,250 shares of Class 1 Preferred and exercise of a warrant to purchase, at an exercise price of $1.32 per Common Share, up to 4,792,949 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 13.3% of the outstanding Common Shares.

Pursuant to Rule 13d-5 of the Exchange Act, by reason of the relationships described herein and in the Schedule 13D, Arsenal I and Arsenal II may be deemed to share beneficial ownership of the aggregate 183,620,190 Common Shares issuable upon conversion of an aggregate of 219,747 shares of Class 1 Preferred held by Arsenal I and Arsenal II, and the exercise of warrants to purchase, at an exercise price of $1.32 per Common Share, up to an aggregate of 16,651,875 Common Shares held by Arsenal I and Arsenal II, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 46.3% of the outstanding Common Shares. The filing of this Statement shall not be construed as an admission that Arsenal I and Arsenal II beneficially own those shares held by the other Reporting Person.

By virtue of the relationships described herein and in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. As of the date hereof, the Reporting Persons may be deemed to share beneficial ownership of the aggregate 183,620,190 Common Shares issuable upon conversion of an aggregate of 219,747 shares of Class 1 Preferred held by Arsenal I and Arsenal II, and the exercise of warrants to purchase, at an exercise price of $1.32 per Common Share, up to an aggregate of 16,651,875 Common Shares held by Arsenal I and Arsenal II, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 46.3% of the outstanding Common Shares. The filing of this Amendment to Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other Reporting Person.

By virtue of the relationships described in the Schedule 13D, the Reporting Persons may also be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with Morgan Stanley Principal Investments, Inc. and may be deemed to share voting power of, and thus be deemed to beneficially own, 36,214,824 Common Shares issuable upon conversion of 43,340 shares of Class 1 Preferred held by Morgan Stanley Principal Investments, Inc. and exercise of a warrant to purchase up to 3,284,196 Common Shares held by Morgan Stanley Principal Investments, Inc., which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 14.5% of the outstanding Common Shares. The filing of this Amendment to Schedule 13D shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares, and the Reporting Persons expressly disclaim such beneficial ownership. If the Reporting Persons are deemed to share voting power of these shares, the Reporting Persons may be deemed to beneficially own 219,835,014 Common Shares issuable upon conversion of an aggregate of 263,087 shares of Class 1 Preferred held by Arsenal I, Arsenal II and Morgan Stanley Principal Investments, Inc. and exercise of warrants to purchase, at an exercise price of $1.32 per Common Share, up to an aggregate of 19,936,071 Common Shares held by Arsenal I, Arsenal II and Morgan Stanley Principal Investments, Inc., which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 50.8% of the outstanding Common Shares.

The filing of this Amendment to Schedule 13D shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2007

ARSENAL HOLDCO I, S.A.R.L.

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Manager

ARSENAL HOLDCO II, S.A.R.L.

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Manager

FRANCISCO PARTNERS II (CAYMAN), L.P.

By:	FRANCISCO PARTNERS GP II (CAYMAN), L.P., its General Partner

By:	FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS GP II (CAYMAN), L.P.

By:	FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS PARALLEL FUND II, L.P.

By:	FRANCISCO PARTNERS GP II, L.P., its General Partner

By:	FRANCISCO PARTNERS GP II MANAGEMENT, LLC, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member

FRANCISCO PARTNERS GP II, L.P.

By:	FRANCISCO PARTNERS GP II MANAGEMENT, LLC,
its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member